STOLT OFFSHORE S.A.                                [LOGO OF STOLT OFFSHORE S.A.]

NEWS RELEASE

          STOLT OFFSHORE S.A. ANNOUNCES APPROVAL OF 2005 ANNUAL REPORT
                AND ADJUSTMENT TO DISCONTINUED OPERATIONS RESULTS

LONDON, ENGLAND - MARCH 9, 2006 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO) today announced approval of the full 2005 Report and Accounts by the Board of Directors. The results in respect of continuing operations remain unchanged at $106.4 million but profit after tax from discontinued operations have been reduced from $42.3 million to $33.1 million.

The $9.2 million negative adjustment to discontinued operations relates to the Trinidad programme where continued delays due to bad weather, problems with site access and client related disruptions have led to the requirement for completing some works after the sale of the Seaway Kestrel with a less efficient and more costly third party unit. Under US GAAP changes to estimates on loss-making contracts prior to approval of the Annual Report are required to be incorporated in the financial results.

In January 2006 the sale of the DLB801 was completed at $40.5 million, with an associated gain on sale of this asset after tax of $16.9 million. This gain on sale is $7.1 million higher than the level previously communicated and this will be reflected in the first quarter 2006 results for discontinued operations.

The 2005 Report and Accounts will be published on the Company's website on March 22, 2006.

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Stolt Offshore S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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FORWARD-LOOKING STATEMENTS: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy                           Julian Thomson
Stolt Offshore S.A.                     Stolt Offshore S.A.
UK +44 1932 773767                      UK +44 1932 773764
US  +1 877 603 0267 (toll free)         US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com          julian.thomson@acergy-group.com

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